

09041853

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Washington, D.C. 20549 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __05/01/08__ AND ENDING __04/30/09__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATEGIC INVESTORS CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__58 WEST MAIN STREET__
(No. and Street)

__BOGOTA__   __NEW JERSEY__   __07603__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__BRUCE MANALIO__
                                             __201-599-0045__
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__RICHARD J. SHEELER & CO., LLP__
(Name – if individual, state last, first, middle name)

__544 LAFAYETTE AVENUE, HAWTHORNE, NEW JERSEY 07506__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __BRUCE MANALIO__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STRATEGIC INVESTORS CORP.__ , as of __APRIL 30__ , 20 0 9 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATEGIC INVESTORS CORPORATION

INDEX TO FINANCIAL STATEMENTS

APRIL 30, 2009 AND 2008

Page

Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
Michael W. Hahn
www.sheelercpas.com

544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-Mail: RJSCPA@aol.com

To The Board of Directors and Shareholders of
Strategic Investors Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying Balance Sheets of Strategic Investors Corporation as of April 30, 2009 and 2008 and the related Statements of Income, Retained Earnings and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Investors Corporation as of April 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Richard J. Sheeler & Co, LLP

Hawthorne, New Jersey
May 26, 2009

1

STRATEGIC INVESTORS CORPORATION

BALANCE SHEET

APRIL 30, 2009 AND 2008

ASSETS

	2009	2008
Current Assets:		
Cash	$ 4,723	$ 3,057
Certificate of Deposit (Note 2)	10,000	10,000
Accrued Interest on CD	101	147
Prepaid Income Taxes	750	750
TOTAL ASSETS	$ 15,574	$ 13,954

LIABILITIES AND SHAREHOLDER'S EQUITY

	2009	2008
Current Liabilities:		
Accrued Expenses	$ 600	$ 600
Commissions Payable	2,588	173
Income Taxes	520	500
Total Current Liabilities	3,708	1,273
Shareholder's Equity:		
Capital Stock, 100 shares authorized,		
issued and outstanding	5,000	5,000
Additional Paid-In-Capital	5,200	5,200
Retained Earnings	1,666	2,481
Total Shareholder's Equity	11,866	12,681
Total Liabilities And Shareholder's Equity	$ 15,574	$ 13,954

See Independent Auditor's Report and Accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED APRIL 30, 2009 AND 2008

	2009	2008
Fee Income	$ 14,123	$ 51,293
Operating Expenses:		
Commission Expense	11,623	48,293
Regulatory Fees	560	345
Service Charges	-0-	-0-
Office Expense	168	597
Miscellaneous	50	55
Bank Service Charges	-0-	-0-
Insurance	364	200
Professional Fees	755	700
Utilities/Telephone	1,307	1,173
Total Operating Expenses	14,827	51,363
Income (Loss) before Other Income and Taxes	(704)	(70)
Other Income:		
Interest	419	476
Income (Loss) before Provision and Taxes	(285)	406
Provision for Income Taxes	530	530
Net Income (Loss)	(815)	(124)
Retaining Earnings:		
Beginning of year	2,481	2,605
End of year	$ 1,666	$ 2,481

See Independent Auditor's Report and accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2009 AND 2008

	2009	2008
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (815)	$ (124)
Net Adjustments to reconcile Net Income to the Net Cash provided by Operating Activities		
(Increase) Decrease in Accounts Receivable	-0-	-0-
(Increase) Decrease in Other Assets	46	(34)
(Increase) Decrease in Prepaid Taxes	-0-	-0-
Increase (Decrease) in Accrued Expenses	-0-	100
Increase (Decrease) in Taxes Payable	20	-0-
Increase (Decrease) in Commission Payable	2,415	(2,519)
Net Cash Used by Operating Activities	1,666	(2,577)
Net (Decrease) Increase in Cash and Cash Equivalent	1,666	(2,577)
Cash and Cash Equivalents at beginning of year	13,057	15,634
Cash and Cash Equivalents at end of year	$ 14,723	$ 13,057
Supplementary Cash Disclosures:		
Cash Paid for Income Taxes	$ 530	$ 530
Cash Paid for Interest	$ -0-	$ -0-

See Independent Auditor's Report and Accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED APRIL 30, 2009 AND 2008

	Common Shares	Stock Amount	Paid-in Capital	Retained Earnings
Balance at 4/30/07	100	$ 5,000	$ 5,200	$ 2,605
Net Income (Loss) for the year ended 4/30/08				(124)
Total	100	$ 5,000	$ 5,200	$ 2,481
Income (Loss) for the year ended 4/30/09				(815)
Balance at 4/30/09	100	$ 5,000	$ 5,200	$ 1,666

See Independent Auditor's Report and Accompanying Notes to Financial Statements

Note 1: Organization:

The Company was incorporated on April 22, 1983 under the laws of the State of New Jersey.

Operations commenced during August 1983. The Corporation is licensed to sell shares of mutual funds, variable annuities, and direct participation programs of various investment corporations to the general public.

Note 2: Certificate of Deposit:

	2009	2008
World Savings-maturing January 3, 2009	$ -0-	$ 10,000
World Savings-maturing January 3, 2010	10,000	-0-
Total	$ 10,000	$ 10,000

Note 3: Summary of Significant Accounting Policies:

Revenue Recognition:

The Company uses the accrual method of accounting in which revenue is recognized as earned. The same method is used for income tax purposes.

Leases:

The Company does not currently lease any real or tangible personal property.

Income Taxes:

The Company has provided for all Federal and State Income Taxes, as necessary, in the financial statements. The Company has already filed the necessary Federal and State Income Tax Returns. For income tax purposes, the Company has adopted the "accrual" method of accounting, recognizing income as earned and expenses as incurred. The income tax expense for the Company was as follows:

April 30,	2009	2008
Federal	$ -0-	$ -0-
State	530	530
Total	$ 530	$ 530

6

Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
Michael W. Hahn
www.sheelercpas.com

544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-Mail: RJSCPA@aol.com

ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To The Board of Directors and Shareholders
Strategic Investors Corporation

Our examination was made for the purpose of forming an opinion on the financial statements taken as a whole. The following supplementary information is presented for purposes of additional analysis, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard J. Sheeler, C.P.A.

May 26, 2009

STRATEGIC INVESTORS CORPORATION

COMPUTATION OF NET CAPITAL

APRIL 30, 2009

1.	Total Ownership Equity	$ 11,866
2.	Deductions	-0-
3.	Total O/E Qualified for Net Capital	11,866
4.	Additions	-0-
5.	Total Capital and Allowable Deductions	11,866
6.	Other Deductions	(750)
7.	Other Additions	-0-
8.	Net Capital Before Haircuts	11,116
9.	Haircuts	-0-
10.	Net Capital	$ 11,116

STRATEGIC INVESTORS CORPORATION

RECONCILIATION OF AUDITED NET CAPITAL COMPUTATION

APRIL30, 2009

Net Capital Per Focus Part II A	$ 11,116
Plus: Non-Allowable Assets	750
Net Adjustments	750
Net Capital - Audit	$ 11,866

Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants   544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423

Richard J. Sheeler C.P.A./M.B.A.   Phone: (973) 304-0026
Michael W. Hahn   Fax: (973) 304-0062
www.sheelercpas.com   E-Mail: RJSCPA@aol.com

To The Board of Directors and Shareholders
Strategic Investors Corporation

Our report dated May 26, 2008 as of April 30, 2009 and 2008 and for the years then ended stated that the financial statements present fairly the financial position of Strategic Investors Corporation and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles consistently applied.

In connection with this examination, no material inadequacies were found to exist.

Richard J. Sheeler, C.P.A.

STRATEGIC INVESTORS CORPORATION

FINANCIAL STATEMENTS
APRIL 30, 2009 AND 2008

Richard J. Sheeler & Co, LLP
Certified Public Accountants